UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2024 Nine Month Trading Update (Unaudited)

29th October 2024	Continued progress on 2024 priorities with good financial and operational performance; all divisions delivered underlying sales growth in Q3; on track to meet full year expectations.

Highlights
●	Advancing our 2024 strategic priorities:
● Progressing in Enterprise: signed a new meaningful multi-year enterprise deal with ServiceNow and expanded our partnership with Degreed.
●
Scaling AI across our products and services: double-digit year-over-year billings growth in Higher Education products with AI study tools, and developing English Language Learning Teaching Pal to create customised lesson content and activities.

●	Underlying Group sales growth1: up 5% in Q3, resulting in 3% growth for the nine-month period, excluding OPM2 and Strategic Review3 businesses.
●	Delivered a comprehensive performance: all divisions grew in Q3, including Higher Education.
●	On track to meet full-year expectations.

Omar Abbosh, Pearson's Chief Executive, said:
"Pearson is delivering on the three priorities for 2024 that I identified at the start of the year. First, our focus on operational and financial performance has driven growth across all divisions this quarter and we are on track to meet full-year expectations. Second, we are accelerating our AI capabilities across the business and starting to see the commercial benefit. Third, expanded enterprise relationships with companies such as ServiceNow demonstrate progress on our intention to expand in workforce learning."

Underlying sales growth1 of 3% for the nine months, 5% for Q3, excluding OPM2 and Strategic Review3 businesses; 2% in aggregate for the nine months
●	Assessment & Qualifications sales were up 3% for the nine-month period, with growth accelerating in Q3, as expected, and all businesses contributing to growth.
●
Virtual Learning sales were up 4% for Q3 due to 4% growth in Virtual Schools, with 2024/25 academic enrolments up 4% on a same school basis. Virtual Learning sales declined 4% for the nine-month period attributable to the final portion of the OPM ASU contract in the first half of 2023.

●
Higher Education returned to growth in Q3 with sales up 4% and is on track to grow for the full year, driven by the operational and business changes implemented over the past 18 months. Higher Education sales were flat for the nine-month period.

●	English Language Learning sales were up 7% for the nine-month period driven by a strong performance in Institutional. In Q3, sales were up 2% with some Institutional sales moving to Q4.
●	Workforce Skills sales were up 6% for the nine-month period and also for Q3, with solid performances in both Vocational Qualifications and Workforce Solutions.

Strong financial position
●	Pearson's financial position remains robust, with a strong balance sheet.
●	Moody's recently upgraded Pearson's long-term issuer rating to Baa2 and moved the outlook to stable
●	We completed our £500m share buyback with 7% of shares bought back.
●	We issued a £350m Educational Bond.
●
The UK government and other parties have successfully appealed against the 2019 European Commission decision that the UK controlled foreign company group financing partial exemption partially constitutes State Aid. This means that the £105m previously paid in relation to this will be recovered at some point in the future and we will release the related £63m tax provision in 2024, with the impact of the provision release captured outside of adjusted earnings.

2024 outlook - full year guidance reaffirmed
●	Group underlying sales growth, adjusted operating profit, interest and tax outlook for 2024 remain in line with market expectations4. As guided, free cash flow conversion is expected to be 95-100%.
●	We expect interest to be in line with guidance of c.£45m with recovery of interest on the State Aid payment offset by increased interest given our recent bond issue.

Financial summary
Underlying growth for the third quarter and nine months ended 30th September 2024 compared to the equivalent period in 2023.

Sales	Q3	Nine months
Assessment & Qualifications	6%	3%
Virtual Learning	4%	(4)%
Higher Education	4%	0%
English Language Learning	2%	7%
Workforce Skills	6%	6%
Strategic Review	(100)%	(100)%
Total	4%	2%
Total, excluding OPM2 and Strategic Review3	5%	3%

1Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes.
2We completed the sale of the Pearson Online Learning Services (POLS) business in June 2023 and as such have removed it from underlying measures throughout. Within this specific measure we exclude our entire OPM business (POLS and ASU) to aid comparison to guidance.
3Strategic Review is sales in international courseware local publishing businesses which have been wound down. As expected, there are no sales in these businesses in 2024.
42024 consensus on the Pearson website dated 30th August 2024; adjusted operating profit of £598m at £:$ 1.27. Based on the strengthening of the £:$ rate, our average rate for profits through the first 9 months of 2024 is 1.28. As a reminder, every 1c movement in £:$ rate will equate to approximately £5m adjusted operating profit impact.

Assessment & Qualifications
In Assessment & Qualifications, sales growth accelerated in Q3 to 6%, with the business unit up 3% for the nine-month period.

Pearson VUE sales were up 3% for the nine-month period driven by favorable mix and value-added services, with PDRI seeing good growth. We have launched a new Generative AI Foundations certification, to be delivered on Pearson VUE's online testing platform (OnVUE) and in physical test centres. This certificate will equip professionals and students with the essential skills needed to work with these technologies.

In US Student Assessment, sales were up 1% for the nine-month period as phasing normalised.

In Clinical Assessment, sales were up 3% for the nine-month period, due to pricing, digital product growth and successful new product launches.

In UK and International Qualifications, sales were up 7% for the nine-month period largely driven by volume, pricing and International growth.

We continue to expect low to mid-single digit sales growth for the full year.

Virtual Learning
In Virtual Learning, sales were up 4% for Q3 due to 4% growth in Virtual Schools with 2024/25 academic enrolments up 4% on a same school basis. Virtual Learning sales declined 4% for the nine-month period attributable to the final portion of the OPM ASU contract in the first half of 2023.

In Virtual Schools, we previously announced the opening of 3 new schools this year and a further 19 career programmes. This brings our total number of schools to 40, with 24 career programmes, across 30 states for the 2024/25 academic year. Students now have access to expanded college and early career readiness offerings, including through credentials via Credly, and college cost savings via new partnerships with institutions like Southern New Hampshire University.

We have also embedded AI study tools into our Virtual Schools content so that when high school students struggle with quizzes and practice tests, they can receive step-by-step help to walk them through tough material.

Full year expectations for Virtual Schools remain unchanged with sales expected to be down a similar rate to 2023 reflecting the previously announced school losses. As a reminder, Q4 performance will be impacted by the catch up in funding that we saw in Q4 last year.

Higher Education
In Higher Education, sales grew 4% in Q3 and were flat for the nine-month period, in line with expectations.

In US Higher Education, Q3 sales growth was driven by gains in adoption share, enrolments and pricing partially offset by mix impacts and revenue deferral. In the nine-month period, there was 3% growth in US digital subscriptions and Inclusive Access growth of 24%.

We continue to see good engagement with our AI study tools with over 5 million student interactions in the nine-month period to September following the roll out of our AI study tools. We extended the AI study tools to more than 90 titles for Fall Back to School. This has helped to drive double-digit billings growth year-over-year in products with AI study tools.

On 1st October 2024, Pearson began to directly distribute our proprietary Advanced Placement (AP®), Dual Enrollment, and Career and Technical Education (CTE) materials into states and school districts, which were previously distributed by a third party. The dedicated sales team that Pearson has invested in will enable us to expand and strengthen customer relationships with US school administrators as the demand for college and career readiness programmes grows.

We continue to expect sales growth for the full year.

English Language Learning
In English Language Learning, sales increased 2% for Q3 and 7% for the nine-month period.

Institutional performance continued to be strong for the nine-month period, with particularly good growth in LATAM and Middle East markets, albeit sales were down in Q3 due to phasing shifts to Q4.

We are infusing AI into our English Language Learning division with the development of Teaching Pal, an AI-powered tool designed to simplify educators' work by creating customised lesson content and activities, leveraging our trusted IP.

We continue to expect high-single digit sales growth for the full year.

Workforce Skills
In Workforce Skills, sales increased 6% for Q3 and the nine-month period.

There was solid performance in both the Vocational Qualifications and Workforce Solutions businesses.

Pearson has many of the assets that enterprises need to address their problems in talent planning, talent sourcing and talent development, and through bundling our existing products we can unlock synergies across the company. We have recently signed a meaningful multi-year deal with ServiceNow. The first phase is aimed at reshaping how their employees and professional communities develop and verify critical skills and drive productivity in the era of AI, using Pearson's research, insights and Credly capabilities.

We are also expanding our partnership with Degreed through integrating Faethm data sets into Degreed's platform, offering real-time insights into the most relevant skills across industries, allowing companies to benchmark skills, identify gaps, and prioritise key areas for upskilling.

Contacts
Investor Relations	Jo Russell Alex Shore Gemma Terry	+44 (0) 7785 451 266 +44 (0) 7720 947 853 +44 (0) 7841 363 216
	Brennan Matthews	+1 (332) 238 8785
Media Teneo Pearson	Ed Cropley Laura Ewart	+44 (0) 7492 949 346 +44 (0) 7798 846 805
Virtual event	Pearson's 2024 nine month trading update is taking place today at 08:30 (GMT). Register to receive log in details: https://pearson.connectid.cloud/register

About Pearson
At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com.

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 October 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary